Exhibit 12.1
Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations before income taxes	$7,763	$(220,766)	$(173,291)	$(221,070)	$(108,178)	$(216,750)
Fixed charges	85,783	97,903	66,616	62,002	60,003	52,539
Capitalized interest	(4,875)	(5,266)	(803)	(1,983)	(1,384)	(2,318)
Preferred stock dividend requirements	(11,150)	(10,647)	(2,793)	—	—	—
	$77,521	$(138,776)	$(110,271)	$(161,051)	$(49,559)	$(166,529)
Fixed charges:
Interest expense	$67,716	$78,841	$59,339	$56,216	$53,679	$44,231
Capitalized interest	4,875	5,266	803	1,983	1,384	2,318
Rent factor	2,042	3,149	3,681	3,803	4,940	5,990
Preferred stock dividend requirements	11,150	10,647	2,793	—	—	—
	$85,783	$97,903	$66,616	$62,002	$60,003	$52,539

Ratio of earnings to fixed charges and preferred stock dividends [1]	—	—	—	—	—	—

1 During the nine months ended September 30, 2014, earnings were deficient by $8,262. During the years ended December 31, 2013, 2012, 2011, 2010 and 2009, earnings were deficient by $236,679, $176,887, $223,053, $109,562 and $219,068, respectively, regarding the coverage of fixed charges and preferred stock dividends.